EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

("the Company")

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report - Dismissal of Appeals - Motions to Certify Derivative Actions

Further to the Company’s immediate report regarding a ruling of December 28, 2016, which rejected two appeals on the dismissal of two (consolidated) motions for certification of derivative actions in connection with dividend distributions and loans taken by the Company, immediate notification is hereby provided that on January 3, 2017, the court dismissed (with consent of the parties) two additional claims against the Company for declaratory relief in connection with dividend distributions and general meetings, whose hearing was postponed (due to the similarity between the proceedings) until a final decision would be issued on the appeals pertaining to the two derivative action certification motions. For further details regarding the two claims, see Section 2.18(c) of the chapter containing a description of the Company’s business affairs in its 2015 periodic report.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.